UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

NuScale Power Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

67079K100
(CUSIP Number)

Yasuharu Kimura

Japan NuScale Innovation, LLC

3151 Briarpark Drive, Suite 400

Houston, TX 77042, U.S.A.

+1 832 591 2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Michihiro Nishi

Clifford Chance, Tokyo

1-1, Marunouchi 1-chome, Palace Building, 3rd floor

Chiyoda-ku

Tokyo 100-0005

Japan

+81 3 6632 6600

November 3, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67079K100

1	NAME OF REPORTING PERSON Japan NuScale Innovation, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,685,289[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,285,070[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,685,289[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.0%[4]
14	TYPE OF REPORTING PERSON OO

[1]	Includes the power to vote (i) JNI's 19,285,070 shares of Class B common stock, par value $0.0001 per share (the “Class B Shares”), which JNI has a right to exchange for an equal number of shares of Class A common stock, par value $0.0001 per share (the “Class A Shares”), and, (ii) Fluor's 126,400,219 Class B Shares, which Fluor has a right to exchange for an equal number of Class A Shares (see Item 6).

[2]	Includes the power to dispose of JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Item 6).

[3]	Beneficial ownership of the 145,685,289 Class B Shares referenced above is being reported hereunder because JNI may be deemed to have beneficial ownership of Fluor's 126,400,219 Class B Shares, which Fluor has a right to exchange for an equal number of Class A Shares, as a result of the Voting Agreement (see Item 6) with Fluor. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by JNI that it is the beneficial owner of Fluor's Class B Shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

[4]	Based on an aggregate of 42,494,708 Class A Shares and 178,396,711 Class B Shares issued and outstanding as of August 9, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 12, 2022. If the percentage was calculated using the 42,494,708 shares of Class A Shares issued and outstanding, together with the 126,400,219 Class B Shares owned by Fluor and 19,285,070 Class B shares owned by JNI (and thus excluding 32,711,422 Class B Shares which is not beneficially owned by Fluor or JNI), then the percentage in box 13 would be 77.4%.

CUSIP NO. 67079K100

1	NAME OF REPORTING PERSON Japan Bank for International Cooperation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,685,289[5]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,285,070[6]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,685,289[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.0%[8]
14	TYPE OF REPORTING PERSON BK

[5]	Includes the power to vote (i) JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares, and, (ii) Fluor's 126,400,219 Class B Shares, which Fluor has a right to exchange for an equal number of Class A Shares (see Item 6).

[6]	Includes the power to dispose of JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Item 6).

[7]	Beneficial ownership of the 145,685,289 Class B Shares referenced above is being reported hereunder because JBIC, through JNI, may be deemed to have beneficial ownership of Fluor's 126,400,219 Class B Shares, which Fluor has a right to exchange for an equal number of Class A Shares, as a result of the Voting Agreement (see Item 6) with Fluor. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by JBIC that it is the beneficial owner of Fluor's Class B Shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

[8]	Based on an aggregate of 42,494,708 Class A Shares and 178,396,711 Class B Shares issued and outstanding as of August 9, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 12, 2022. If the percentage was calculated using the 42,494,708 shares of Class A Shares issued and outstanding, together with the 126,400,219 Class B Shares owned by Fluor and 19,285,070 Class B shares owned by JNI (and thus excluding 32,711,422 Class B Shares which is not beneficially owned by Fluor or JNI), then the percentage in box 13 would be 77.4%.

CUSIP NO. 67079K100

1	NAME OF REPORTING PERSON JGC Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,685,289[9]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,285,070[10]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,685,289[11]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.0%[12]
14	TYPE OF REPORTING PERSON CO

[9]	Includes the power to vote (i) JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares, and, (ii) Fluor's 126,400,219 Class B Shares, which Fluor has a right to exchange for an equal number of Class A Shares (see Item 6).

[10]	Includes the power to dispose of JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Item 6).

[11]	Beneficial ownership of the 145,685,289 Class B Shares referenced above is being reported hereunder because JGC, through JNI, may be deemed to have beneficial ownership of Fluor's 126,400,219 Class B Shares, which Fluor has a right to exchange for an equal number of Class A Shares, as a result of the Voting Agreement (see Item 6) with Fluor. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by JGC that it is the beneficial owner of Fluor's Class B Shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

[12]	Based on an aggregate of 42,494,708 Class A Shares and 178,396,711 Class B Shares issued and outstanding as of August 9, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 12, 2022. If the percentage was calculated using the 42,494,708 shares of Class A Shares issued and outstanding, together with the 126,400,219 Class B Shares owned by Fluor and 19,285,070 Class B shares owned by JNI (and thus excluding 32,711,422 Class B Shares which is not beneficially owned by Fluor or JNI), then the percentage in box 13 would be 77.4%.

CUSIP NO. 67079K100

1	NAME OF REPORTING PERSON JGC America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,685,289[13]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,285,070[14]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,685,289[15]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.0%[16]
14	TYPE OF REPORTING PERSON CO

[13]	Includes the power to vote (i) JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares, and, (ii) Fluor's 126,400,219 Class B Shares, which Fluor has a right to exchange for an equal number of Class A Shares (see Item 6).

[14]	Includes the power to dispose of JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Item 6).

[15]	Beneficial ownership of the 145,685,289 Class B Shares referenced above is being reported hereunder because JGC America, through JNI, may be deemed to have beneficial ownership of Fluor's 126,400,219 Class B Shares, which Fluor has a right to exchange for an equal number of Class A Shares, as a result of the Voting Agreement (see Item 6) with Fluor. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by JGC America that it is the beneficial owner of Fluor's Class B Shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

[16]	Based on an aggregate of 42,494,708 Class A Shares and 178,396,711 Class B Shares issued and outstanding as of August 9, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 12, 2022. If the percentage was calculated using the 42,494,708 shares of Class A Shares issued and outstanding, together with the 126,400,219 Class B Shares owned by Fluor and 19,285,070 Class B shares owned by JNI (and thus excluding 32,711,422 Class B Shares which is not beneficially owned by Fluor or JNI), then the percentage in box 13 would be 77.4%.

CUSIP NO. 67079K100

1	NAME OF REPORTING PERSON IHI Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,685,289[17]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,285,070[18]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,685,289[19]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.0%[20]
14	TYPE OF REPORTING PERSON CO

[17]	Includes the power to vote (i) JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares, and, (ii) Fluor's 126,400,219 Class B Shares, which Fluor has a right to exchange for an equal number of Class A Shares (see Item 6).

[18]	Includes the power to dispose of JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Item 6).

[19]	Beneficial ownership of the 145,685,289 Class B Shares referenced above is being reported hereunder because IHI, through JNI, may be deemed to have beneficial ownership of Fluor's 126,400,219 Class B Shares, which Fluor has a right to exchange for an equal number of Class A Shares, as a result of the Voting Agreement (see Item 6) with Fluor. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by IHI that it is the beneficial owner of Fluor's Class B Shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

[20]	Based on an aggregate of 42,494,708 Class A Shares and 178,396,711 Class B Shares issued and outstanding as of August 9, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 12, 2022. If the percentage was calculated using the 42,494,708 shares of Class A Shares issued and outstanding, together with the 126,400,219 Class B Shares owned by Fluor and 19,285,070 Class B shares owned by JNI (and thus excluding 32,711,422 Class B Shares which is not beneficially owned by Fluor or JNI), then the percentage in box 13 would be 77.4%.

CUSIP NO. 67079K100

1	NAME OF REPORTING PERSON IHI Americas Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,685,289[21]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,285,070[22]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,685,289[23]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.0%[24]
14	TYPE OF REPORTING PERSON CO

[21]	Includes the power to vote (i) JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares, and, (ii) Fluor's 126,400,219 Class B Shares, which Fluor has a right to exchange for an equal number of Class A Shares (see Item 6).

[22]	Includes the power to dispose of JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Item 6).

[23]	Beneficial ownership of the 145,685,289 Class B Shares referenced above is being reported hereunder because IHI America, through JNI, may be deemed to have beneficial ownership of Fluor's 126,400,219 Class B Shares, which Fluor has a right to exchange for an equal number of Class A Shares, as a result of the Voting Agreement (see Item 6) with Fluor. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by IHI America that it is the beneficial owner of Fluor's Class B Shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

[24]	Based on an aggregate of 42,494,708 Class A Shares and 178,396,711 Class B Shares issued and outstanding as of August 9, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 12, 2022. If the percentage was calculated using the 42,494,708 shares of Class A Shares issued and outstanding, together with the 126,400,219 Class B Shares owned by Fluor and 19,285,070 Class B shares owned by JNI (and thus excluding 32,711,422 Class B Shares which is not beneficially owned by Fluor or JNI), then the percentage in box 13 would be 77.4%.

CUSIP NO. 67079K100

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the shares of Class A Common Stock, par value $0.0001 per share, of NuScale Power Corporation, a Delaware corporation (the "Issuer") and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 12, 2022 (the “Original Schedule 13D”, and as amended and supplemented by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the following:

CFIUS Clearance

As of November 3, 2022 (the "CFIUS Clearance Date"), CFIUS cleared the JBIC Purchase ("CFIUS Clearance"), JNI is now entitled to nominate one director to the board of directors of the Issuer (which nomination Fluor will support), as described in Item 6 herein.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(e) of the Original Schedule 13D is hereby amended to read as follows:

The information set forth in Items 3 and 6 of the Original Schedule 13D is incorporated herein by reference.

(a)-(b) While JNI currently only holds Class B Units and Class B Shares, as a result of the Voting Agreement, Exchange Right, and CFIUS Clearance, each described in further detail in Item 6, as of the CFIUS Clearance Date, JNI and the other Reporting Persons may be deemed to have shared beneficial ownership of 145,685,289 Class A Shares. As of the date of this filing, the Reporting Persons have the following direct and indirect beneficial ownership interests in the Class A Shares.

	Directly Beneficially Owned		Indirectly Beneficially Owned		Directly and Indirectly Beneficially Owned
	Number	% of Class	Number	% of Class	Number	% of Class
JNI(1)	19,285,070	8.7%	126,400,219	57.2%	145,685,289	66.0%
JBIC(2)	0	0%	145,685,289	66.0%	145,685,289	66.0%
JGC(3)	0	0%	145,685,289	66.0%	145,685,289	66.0%
JGC America(2)	0	0%	145,685,289	66.0%	145,685,289	66.0%
IHI(4)	0	0%	145,685,289	66.0%	145,685,289	66.0%
IHI America(2)	0	0%	145,685,289	66.0%	145,685,289	66.0%

(1)	JNI directly holds 19,285,070 Class B Shares and Fluor holds 126,400,219 Class B Shares. By virtue of the Voting Agreement, JNI may be deemed to possess shared voting power over, and therefore beneficially own, 145,685,289 Class B Shares, which may be exchanged for Class A Shares.
(2)	JBIC, JGC America, and IHI America collectively own 100% of the equity interests of JNI. Consequently, JBIC, JGC America, and IHI America may be deemed to indirectly possess shared voting power over, and therefore beneficially own, the 19,285,070 Class B Shares directly held by JNI and 126,400,219 Class B Shares held by Fluor, which such Class B Shares may be exchanged for Class A Shares.
(3)	JGC is the sole shareholder of JGC America. Consequently, JGC may be deemed to indirectly possess shared voting power over, and therefore beneficially own, 19,285,070 Class B Shares directly held by JNI and 126,400,219 Class B Shares held by Fluor, which such Class B Shares may be exchanged for Class A Shares.
(4)	IHI is the sole shareholder of IHI America. Consequently, IHI may be deemed to indirectly possess shared voting power over, and therefore beneficially own, 19,285,070 Class B Shares directly held by JNI and 126,400,219 Class B Shares held by Fluor, which such Class B Shares may be exchanged for Class A Shares.

Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the Class A Shares held by other Reporting Persons, and each of the Reporting Persons expressly disclaims such beneficial ownership.

(c) Other than pursuant to CFIUS Clearance described in Item 6 herein, no transactions in Class A Shares were effected by the Reporting Persons or the persons listed as directors or executive officers of JNI, JBIC, JGC, JGC America, IHI or IHI America in Schedule A attached hereto during the 60 day period ended November 10, 2022.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to add the following:

CFIUS Clearance

As of the CFIUS Clearance Date, the Director Nomination Right and the Voting Obligation under the Voting Agreement are in effect. Therefore, as of the CFIUS Clearance Date, JNI is entitled to nominate one director to the board of directors of the Issuer and Fluor is required to vote its equity interests in the Issuer in favor of electing such nominee upon approval by the Issuer's Nominating and Corporate Governance Committee.

Item 7.	Materials to Be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of May 12, 2022, by and among the Reporting Persons.*

99.2	Voting Agreement, dated as of April 4, 2022, by and among Japan NuScale Innovation, LLC, NuScale Power, LLC, Fluor Enterprises, Inc., and Japan Bank for International Cooperation (incorporated by reference to Exhibit 10.23 to the Issuer's current report on Form 8-K filed with the SEC on May 5, 2022).*

99.3	JNI LLCA, dated as of March 22, 2022, by and among Japan NuScale Innovation, LLC, JGC America, Inc., IHI Americas Inc., and Japan Bank for International Cooperation.*

99.4	NuScale LLCA, dated as of May 2, 2022, by and among the Japan NuScale Innovation, LLC, Fluor Enterprises, Inc., and the other parties thereto (incorporated by reference to Exhibit 10.12 to the Issuer's current report on Form 8-K filed with the SEC on May 5, 2022).*

*	Previously filed with the Original Schedule 13D on May 12, 2022

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2022

JAPAN NUSCALE INNOVATION, LLC	JAPAN BANK FOR INTERNATIONAL COOPERATION

/s/ Yasuharu Kimura	/s/ Kentaro Morita
Name: Yasuharu Kimura	Name: Kentaro Morita
Title: Chairperson of the Board	Title: Managing Executive Officer, Global Head of Equity Finance Group

IHI CORPORATION	IHI AMERICAS INC.

/s/ Hiroyuki Ogata	/s/ Toshimichi Anzai
Name: Hiroyuki Ogata	Name: Toshimichi Anzai
Title: General Manager of Nuclear Energy Business Unit	Title: President and Chief Executive Officer

JGC HOLDINGS CORPORATION	JGC AMERICA, INC.

/s/ Tadashi Ishizuka	/s/ Christopher Kentaro Jones
Name: Tadashi Ishizuka	Name: Christopher Kentaro Jones
Title: Representative Director, President and Chief Operating Officer	Title: President, Director

[Signature Page to Schedule 13-D Amendment No. 1]